NEWS RELEASE
T. ROWE PRICE GROUP REPORTS FIRST QUARTER 2020 RESULTS

BALTIMORE (April 28, 2020) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its results for the first quarter of 2020.

▪	Assets under management end quarter at $1.01 trillion

▪	Net client outflows of $6.0 billion for Q1 2020

▪	Net revenues of $1.5 billion for Q1 2020

▪	Diluted earnings per common share of $1.41 for Q1 2020

▪	Adjusted non-GAAP diluted earnings per common share of $1.87 for Q1 2020

▪	Repurchased 8.3 million shares at an average price of $106.43

▪	Long-term investment performance remains strong

Financial Highlights

	Three Months ended
(in millions, except per-share data)	3/31/2020	3/31/2019	% change	12/31/2019	% change

U.S. GAAP basis
Investment advisory fees	$1,327.8	$1,194.2	11.2%	$1,344.7	(1.3)%
Net revenues	$1,462.6	$1,327.3	10.2%	$1,468.7	(.4)%
Operating expenses	$755.4	$794.8	(5.0)%	$888.4	(15.0)%
Net operating income	$707.2	$532.5	32.8%	$580.3	21.9%
Non-operating income (loss)(1)	$(500.3)	$202.8	n/m	$170.0	n/m
Net income attributable to T. Rowe Price Group	$343.1	$512.6	(33.1)%	$545.3	(37.1)%
Diluted earnings per common share	$1.41	$2.09	(32.5)%	$2.24	(37.1)%
Weighted average common shares outstanding assuming dilution	236.8	239.6	(1.2)%	237.4	(.3)%

Adjusted non-GAAP basis(2)
Operating expenses	$817.9	$756.6	8.1%	$863.5	(5.3)%
Net operating income	$647.2	$572.2	13.1%	$605.7	6.9%
Non-operating income (loss)(1)	$(61.2)	$44.2	n/m	$27.2	n/m
Net income attributable to T. Rowe Price Group	$454.3	$460.6	(1.4)%	$495.0	(8.2)%
Diluted earnings per common share	$1.87	$1.87	—%	$2.03	(7.9)%

Assets under Management (in billions)
Average assets under management	$1,162.7	$1,043.5	11.4%	$1,162.0	.1%
Ending assets under management	$1,008.8	$1,081.7	(6.7)%	$1,206.8	(16.4)%
(1) The percentage change in non-operating income (loss) is not meaningful (n/m).
(2) Adjusts the GAAP basis for the impact of consolidated T. Rowe Price investment products, the impact of market movements on the supplemental savings plan liability and related economic hedges, investment income related to certain other investments, and certain nonrecurring charges and gains. The firm believes the non-GAAP financial measures provide relevant and meaningful information to investors about its core operating results. See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.

Management Commentary
William J. Stromberg, president and chief executive officer, commented: “These are extraordinary times. Q1 2020 saw the rise of the coronavirus pandemic, forcing us to live and work in new ways, disrupting global economies and markets, and ultimately ending a historic 11-year bull market with an intense March sell-off. Fortunately, the Federal Reserve and Congress acted quickly and boldly with drastic measures such as quantitative easing and the CARES Act to boost the economy and restore market liquidity. Though markets recovered sharply after quarter end, the global disruption of daily activity and associated economic uncertainty continue unabated.

"The very best of T. Rowe Price teamwork and culture have been on display as our teams quickly and efficiently established work-from-home arrangements for about 97% of our global associates. Our business continuity plans have functioned well and, thanks to the hard work of our associates and a comprehensive suite of technologies, we are staying close to companies we invest in and the clients we serve.

"In our annual report, published in March, I referred to 2019's market as an 'everything rally' in which investors were treated to gains in nearly every asset class. Q1 2020 was the opposite as most global equities and credit-driven bonds posted losses. The swiftness of the decline in risk assets was breathtaking. The S&P 500 Index, for instance, fell 35% from its all-time high on February 19th to the current low on March 23rd in just 33 days. Volatility like this reminds us all to invest for the long term as gains and losses can come and go in bunches. After delivering strong results in 2019, our investment teams' aggregate performance during Q1's declines was more mixed. Our long-term results, though, remain excellent and our teams continue to position our clients' portfolios with the long term firmly in mind.

"Throughout the disruption and volatility, we stayed close to our clients and engagement levels have been robust. We experienced net outflows of $6.0 billion in Q1 as some clients de-risked, moving funds from equities to fixed income and to money market strategies. Nonetheless, we were pleased that both EMEA and APAC contributed positively in the quarter.

"The firm was in very strong financial shape as we entered 2020 with no debt and plenty of cash. This strength gives us the confidence to continue investing in our capabilities for the long term, despite volatile markets. And we continue to make progress against our strategic objectives. In Q1, we expanded our ESG efforts with the launch of a new sustainable range of SICAV funds, bringing socially responsible investing versions of several of our funds to European investors. In addition, as part of our ongoing focus on the global retirement market, we launched our new Multi-Asset Global Income SICAV. In Japan, we continued to see success with our Investment Trust (ITM) offering, which was expanded in Q1 with the launch of our US Large Cap Growth Equity ITM for institutional investors.

"With the steep decline in market values, we are updating our 2020 non-GAAP operating expense growth guidance to be in the range of 1%-4%, down from 6%-9%. We are moving forward with key strategic initiatives but will moderate the pace of investment elsewhere.

"Finally, we responded to the drop in our share price and to higher trading volumes in Q1 by repurchasing

8.3 million shares. Total shares outstanding finished Q1 at 228.0 million, the lowest level since 1986. Still, our balance sheet remains rock-solid, and we will continue to invest in our business for the long term.

"The coronavirus pandemic has brought considerable change and uncertainty to our world. Our associates have responded well, and I am extremely proud of the agility and resilience they have demonstrated. All of us remain focused on delivering long-term value to our clients and stockholders."

Assets Under Management
During Q1 2020, assets under management decreased $198.0 billion to $1.01 trillion. Net cash outflows were
$6.0 billion, and clients transferred $4.4 billion in net assets from the U.S. mutual funds to other investment products, primarily retirement date trusts. The components of the change in assets under management, by vehicle and asset class, are shown in the tables below.

	Three months ended 3/31/2020
(in billions)	U.S. mutual funds	Subadvised and separate accounts	Other investment products	Total
Assets under management at beginning of period	$682.7	$313.8	$210.3	$1,206.8

Net cash flows before client transfers	(7.5)	(3.5)	5.0	(6.0)
Client transfers	(4.4)	—	4.4	—
Net cash flows after client transfers	(11.9)	(3.5)	9.4	(6.0)
Net market depreciation and losses	(108.4)	(49.2)	(34.3)	(191.9)
Net distributions not reinvested	(.1)	—	—	(.1)
Change during the period	(120.4)	(52.7)	(24.9)	(198.0)

Assets under management at March 31, 2020	$562.3	$261.1	$185.4	$1,008.8

	Three months ended 3/31/2020
(in billions)	Equity	Fixed income, including money market	Multi-asset(1)	Total
Assets under management at beginning of period	$698.9	$147.9	$360.0	$1,206.8

Net cash flows	(5.7)	3.0	(3.3)	(6.0)
Net market depreciation and losses(2)	(123.9)	(4.6)	(63.5)	(192.0)
Change during the period	(129.6)	(1.6)	(66.8)	(198.0)
Assets under management at March 31, 2020	$569.3	$146.3	$293.2	$1,008.8
(1) The underlying assets under management of the multi-asset portfolios have been aggregated and presented in this category and not reported in the equity and fixed income columns.
(2) Includes distributions not reinvested.

Assets under management in the firm's target date retirement products, which are reported as part of the multi-asset column in the table above, were $242.2 billion at March 31, 2020, compared with $292.4 billion at
December 31, 2019. Net cash inflows into these portfolios were $.7 billion in Q1 2020. A redemption in a risk-managed strategy from a large institutional client was the primary driver of the multi-asset outflows during the quarter.

Investors domiciled outside the United States accounted for 7.4% of the firm's assets under management at March 31, 2020 and 6.9% at December 31, 2019.

Financial Results
Net revenues earned in Q1 2020 were $1.5 billion, up 10.2% from Q1 2019. Average assets under management in Q1 2020 increased 11.4% from Q1 2019 to $1.16 trillion, and were higher than quarter-end assets.

▪
Investment advisory revenues earned in Q1 2020 from the firm's U.S. mutual funds were $876.2 million, an increase of 7.4% from Q1 2019. Average assets under management in these funds increased 7.2% to $654.3 billion in Q1 2020.

▪
Investment advisory revenues earned in Q1 2020 from subadvised, separate accounts, and other investment products were $451.6 million, an increase of 19.4% from Q1 2019. Average assets under management for these products increased 17.3% to $508.4 billion in Q1 2020.

▪
The effective fee rate of 45.9 basis points in Q1 2020, while flat compared to Q4 2019, decreased compared to the 46.4 basis points earned in Q1 2019, primarily due to client transfers within the complex to lower fee vehicles or share classes over the last twelve months. Over time, the firm's effective fee rate can be impacted by market or cash flow related shifts among asset and share classes, price changes in existing products, and asset level changes in products with tiered-fee structures.

▪	Administrative, distribution, and servicing fees in Q1 2020 were $134.8 million, an increase of 1.3% from
Q1 2019. The increase was primarily attributable to increased retail transfer agent servicing activities and higher recordkeeping fees, partially offset by lower 12b-1 revenue earned on certain share classes of the U.S. mutual funds as client transfers to lower fee vehicles and share classes has reduced assets under management in these share classes.

Operating expenses in Q1 2020 were $755.4 million, a decrease of 5.0% compared to Q1 2019. The decrease in the firm's operating expenses was primarily due to a change in market-related compensation expense of
$100.3 million related to the supplemental savings plan. This was partially offset by higher compensation and related costs, including salaries and benefits, interim bonus accrual, and stock-based compensation. The lower expense related to the Q1 2020 reduction in the supplemental savings plan is more than offset by the non-operating losses incurred on the investments used to economically hedge the related liability. The interim bonus accrual is recognized ratably over the year using the ratio of recognized quarterly net revenues to currently forecasted annual net revenues.

On a non-GAAP basis, the firm's operating expenses in Q1 2020 were $817.9 million, an 8.1% increase over Q1 2019. The firm's non-GAAP operating expenses do not include the impact of the supplemental savings plan and consolidated sponsored products. The increase in non-GAAP operating expenses is largely attributable to higher headcount, the firm's continued strategic investments, and a higher interim bonus and stock-based compensation expense.

▪	Compensation and related costs were $440.7 million in Q1 2020, a decrease of 10.3% compared to
Q1 2019. This decrease was primarily related to $100.3 million in lower compensation expense related to the supplemental savings plan as falling markets in Q1 2020 reduced the liability compared with an increase from market returns in Q1 2019. Partially offsetting this decrease in compensation expense related to the supplemental savings plan were increases in base salaries and benefits, as our average staff size was 5.3% higher in Q1 2020 compared to Q1 2019 and we modestly increased base salaries at the beginning of the year, as well as a higher interim bonus accrual and stock-based compensation expense. The firm employed 7,471 associates at March 31, 2020, an increase of 1.4% from the end of 2019.

▪	Advertising and promotion expenses were $24.9 million in Q1 2020, an increase of 15.3% over Q1 2019. The increase was primarily driven by more television media activity in Q1 2020 compared to Q1 2019.

▪
Technology, occupancy, and facility costs were $105.4 million in Q1 2020, an increase of 7.4% from the $98.1 million recognized in Q1 2019. The increase was due to the ongoing investment in the firm's technology capabilities, including related depreciation and hosted solution licenses.

▪
General, administrative, and other costs were $77.1 million in Q1 2020, an increase of 5.6% compared with the $73.0 million recognized in Q1 2019. The increase was primarily due to higher third-party investment research costs and professional fees. These higher costs were partially offset by lower travel expenses as global travel restrictions were put in place amid the coronavirus pandemic.

For Q1 2020, operating expenses on a GAAP basis decreased 5.0% compared to Q1 2019; however, on a non-GAAP basis, they increased 8.1%. Given the market environment, the firm updated its 2020 non-GAAP operating expense growth guidance from a range of 6%-9% to a range of 1%-4%. We expect certain expense categories, such as travel- and AUM-related, to be naturally impacted more than others. Most importantly, the firm will continue to make investments in its critical strategic initiatives to promote long-term growth in the business. The firm could elect to further adjust its expense growth should unforeseen circumstances arise, including significant market movements and ongoing disruption resulting from the coronavirus pandemic.

Non-operating income (loss). Non-operating loss was $500.3 million in Q1 2020, as compared to non-operating income of $202.8 million in Q1 2019. The firm's consolidated investment products and supplemental savings plan hedge portfolio comprised about 80% of the net losses recognized during Q1 2020. The cash and discretionary investment portfolio also experienced net investment losses of $61.2 million in the 2020 quarter. The components of non-operating income (loss) for the Q1 2020 and Q1 2019 are included in the tables at the end of this release.

Income taxes. The firm's effective tax rate was 19.5% in Q1 2020 compared with 24.7% in Q1 2019. The firm's lower effective tax rate for Q1 2020 as compared to the 2019 quarter was driven primarily by higher discrete tax benefits associated with option exercises. These benefits were partially offset by net losses attributable to redeemable non-controlling interests held in the firm's consolidated investment products, which are not taxable to the firm despite being included in pre-tax income, and a higher state effective tax rate. The higher state effective tax rate results primarily from the remeasurement of deferred tax liabilities related to the firm's investment portfolio.

The following reconciles the statutory federal income tax rate to the firm's effective tax rate for the first quarter of 2020 and 2019:

	Three months ended
	3/31/2020	3/31/2019
Statutory U.S. federal income tax rate	21.0%	21.0%
State income taxes for current year, net of federal income tax benefits(1)	6.4	4.2
Net losses (income) attributable to redeemable non-controlling interests	3.1	(.6)
Net excess tax benefits from stock-based compensation plans activity	(8.1)	(.6)
Other items	(2.9)	.7
Effective income tax rate	19.5%	24.7%
(1) State income tax benefits are reflected in the total benefits for net income (loss) attributable to redeemable non-controlling interests and stock-based compensation plans activity.

The firm estimates its GAAP effective tax rate for the full year 2020 will be in the range of 24% to 27%.

•
The firm's non-GAAP effective tax rate was 22.5% in Q1 2020 compared with 25.3% in Q1 2019. The non-GAAP tax rate primarily adjusts for the impact of the consolidated investment products, including the significant net losses attributable to the redeemable non-controlling interests. The decrease in the non-GAAP effective tax rate is primarily due to the higher tax benefits associated with option exercises. The firm estimates that its effective tax rate for the full-year 2020 on a non-GAAP basis will be in the range of 23.5% to 25.5%.

Capital Management
T. Rowe Price remains debt-free with ample liquidity, including cash and investments in T. Rowe Price products as follows:

(in millions)	3/31/2020	12/31/2019
Cash and cash equivalents	$1,562.4	$1,781.8
Discretionary investments	1,841.4	1,899.6
Total cash and discretionary investments	3,403.8	3,681.4
Redeemable seed capital investments	1,081.6	1,325.6
Investments used to hedge the supplemental savings plan liability	500.0	561.1
Total cash and investments in T. Rowe Price products	$4,985.4	$5,568.1

▪	The firm's common shares outstanding were 228.0 million at March 31, 2020, compared with 235.2 million at the end of 2019.

▪	In Q1 2020, the firm expended $887.0 million to repurchase 8.3 million shares, or 3.5%, of its outstanding common shares at an average price of $106.43.

▪	In February 2020, the firm increased its quarterly dividend by 18.4% to $.90 per common share.

▪
The firm invested $46.0 million during Q1 2020 in capitalized facilities and technology and expects capital expenditures, including internal labor capitalization, for 2020 to be up to $230 million, of which about three-quarters is planned for technology initiatives. These expenditures are expected to continue to be funded from the firm's operating resources.

Investment Performance
The percentage of the firm's U.S. mutual funds(1) (across primary share classes) that outperformed their comparable Morningstar median on a total return basis and that are in the top Morningstar quartile for the one-, three-, five-, and 10-years ended March 31, 2020, were:

	1 year	3 years	5 years	10 years
Outperformed Morningstar median(2)
All funds	50%	60%	72%	76%
Multi-asset funds	44%	59%	76%	84%

Top Morningstar quartile(2)
All funds	19%	28%	41%	50%
Multi-asset funds	8%	24%	50%	68%
(1) Excludes passive and fund categories not ranked by Morningstar.
(2) Source: © 2020 Morningstar, Inc. All rights reserved. The information contained herein: 1) is proprietary to Morningstar and/or its content providers; 2) may not be copied or distributed; and 3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

In addition, 76% of assets under management in the the firm's rated U.S. mutual funds (across primary share classes) ended the quarter with an overall rating of four or five stars from Morningstar. The performance of the firm's institutional strategies against their benchmarks remains competitive, especially over longer time periods.

Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the first quarter of 2020 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm's unaudited consolidated financial statements at March 31, 2020.

Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated effective tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, changes in our effective fee rate, the impact of the coronavirus pandemic, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's Form 10-Q for the first quarter for 2020 and 2019 Annual Report on Form 10-K.

Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

CONTACTS:

Public Relations	Investor Relations
Brian Lewbart	Meghan Azevedo
410-345-2242	410-345-2756
brian.lewbart@troweprice.com	meghan.azevedo@troweprice.com

Unaudited Consolidated Statements of Income
(in millions, except per-share amounts)
	Three months ended
Revenues	3/31/2020	3/31/2019	12/31/2019
Investment advisory fees	$1,327.8	$1,194.2	$1,344.7
Administrative, distribution, and servicing fees	134.8	133.1	124.0
Net revenues	1,462.6	1,327.3	1,468.7

Operating expenses
Compensation and related costs	440.7	491.5	528.2
Distribution and servicing	65.7	66.4	67.2
Advertising and promotion	24.9	21.6	38.3
Product-related costs	41.6	44.2	37.6
Technology, occupancy, and facility costs	105.4	98.1	117.8
General, administrative, and other	77.1	73.0	99.3
Total operating expenses	755.4	794.8	888.4

Net operating income	707.2	532.5	580.3

Non-operating income (loss)
Net gains (losses) on investments	(154.6)	100.1	66.4
Net gains (losses) on consolidated investment products	(330.3)	101.9	96.6
Other income (loss)	(15.4)	.8	7.0
Total non-operating income (loss)	(500.3)	202.8	170.0

Income before income taxes	206.9	735.3	750.3
Provision for income taxes	40.3	181.3	156.4
Net income	166.6	554.0	593.9
Less: net income (loss) attributable to redeemable non-controlling interests	(176.5)	41.4	48.6
Net income attributable to T. Rowe Price Group	343.1	512.6	545.3
Less: net income allocated to outstanding restricted stock and stock unit holders	9.4	13.0	14.6
Net income allocated to T. Rowe Price Group common stockholders	$333.7	$499.6	$530.7

Earnings per share
Basic	$1.43	$2.11	$2.27
Diluted	$1.41	$2.09	$2.24

Weighted-average common shares
Outstanding	234.1	236.6	234.1
Outstanding assuming dilution	236.8	239.6	237.4

Investment Advisory Revenues (in millions)	Three months ended
	3/31/2020	3/31/2019
U.S. mutual funds
Equity and blended assets	$749.8	$694.5
Fixed income, including money market	126.4	121.4
	876.2	815.9
Subadvised and separate accounts and other investment products
Equity and blended assets	385.2	318.8
Fixed income, including money market	66.4	59.5
	451.6	378.3
Total	$1,327.8	$1,194.2

Assets Under Management (in billions)	Average during
	Three months ended		As of
	3/31/2020	3/31/2019	3/31/2020	12/31/2019
U.S. mutual funds
Equity and blended assets	$525.0	$487.6	$443.6	$552.4
Fixed income, including money market	129.3	122.5	118.7	130.3
	654.3	610.1	562.3	682.7

Subadvised and separate accounts and other investment products
Equity and blended assets	396.3	332.9	340.9	412.1
Fixed income, including money market	112.1	100.5	105.6	112.0
	508.4	433.4	446.5	524.1
Total	$1,162.7	$1,043.5	$1,008.8	$1,206.8

Net Cash Flows After Client Transfers (by investment vehicle and underlying asset class)(1)(2)	Three months ended
(in billions)	3/31/2020
U.S. mutual funds
Equity and blended assets	$(4.3)
Fixed income, including money market	(7.6)
(11.9)
Subadvised and separate accounts and other investment products
Equity and blended assets	9.8
Fixed income, including money market	(3.9)
5.9
Total net cash flows after client transfers	$(6.0)
(1) The asset class net cash flows above include, in addition to net client flows, rebalancing within the target date portfolios in order to maintain their targeted asset allocations.
(2) The underlying assets of the multi-asset portfolios that invest in T. Rowe Price products have been broken out and included in their respective vehicle and asset class amounts.

Non-Operating Income (Loss) (in millions)	Three months ended
	3/31/2020	3/31/2019
Net gains (losses) from non-consolidated T. Rowe Price investment products
Cash and discretionary investments
Dividend income	$10.4	$16.2
Market related gains (losses) and equity in earnings	(71.6)	28.0
Seed capital investments
Dividend income	.7	.5
Market related gains (losses) and equity in earnings	(34.1)	19.6
Net gain recognized upon deconsolidation	.1	.1
Investments used to hedge the supplemental savings plan liability	(68.5)	31.0
Total net gains (losses) from non-consolidated T. Rowe Price investment products	(163.0)	95.4
Other investment income	8.4	4.7
Net gains (losses) on investments	(154.6)	100.1
Net gains (losses) on consolidated sponsored investment portfolios	(330.3)	101.9
Other income (loss), including foreign currency gains and losses	(15.4)	.8
Non-operating income (loss)	$(500.3)	$202.8

Unaudited Condensed Consolidated Cash Flows Information (in millions)
	Three months ended
	3/31/2020			3/31/2019
	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $58.3 of stock-based compensation expense and $46.1 of depreciation expense in 2020	$864.0	$(76.3)	$787.7	$673.4	$(94.7)	$578.7
Cash provided by (used in) investing activities, including $(46.0) for additions to property and equipment, $(225.1) of additions and $299.1M of dispositions to T. Rowe Price investment products in 2020	(15.0)	42.6	27.6	(69.2)	35.4	(33.8)
Cash provided by (used in) financing activities, including T. Rowe Price Group common stock repurchases of $(891.3)* and dividends paid of $(215.2) in 2020	(1,068.4)	76.1	(992.3)	(372.0)	66.0	(306.0)
Effect of exchange rate changes on cash and cash equivalents	—	(1.2)	(1.2)	—	(.7)	(.7)
Net change in cash and cash equivalents during period	$(219.4)	$41.2	$(178.2)	$232.2	$6.0	$238.2
*Cash flows for stock repurchases reflect the impact of the timing of the settlement of these transactions at each period beginning and end.

Unaudited Condensed Consolidated Balance Sheet Information (in millions)	As of
	3/31/2020	12/31/2019
Cash and cash equivalents	$1,562.4	$1,781.8
Accounts receivable and accrued revenue	585.3	646.6
Investments	2,731.3	2,939.8
Assets of consolidated T. Rowe Price investment products	2,024.3	2,276.9
Operating lease assets	137.6	110.8
Property and equipment, net	675.2	674.4
Goodwill	665.7	665.7
Other assets	255.1	234.4
Total assets	8,636.9	9,330.4
Supplemental savings plan liability	504.2	563.4
Total other liabilities, includes $82.9 at March 31, 2020, and $39.2 at December 31, 2019, from consolidated T. Rowe Price investment products	727.7	543.9
Redeemable non-controlling interests	971.0	1,121.0
Stockholders' equity, 228.0 common shares outstanding at March 31, 2020	$6,434.0	$7,102.1

Cash, Cash Equivalents, and Investments Information (in millions)
	Cash and cash equivalents	Investments	Net assets of consolidated T. Rowe Price investment products*	3/31/2020
Cash and discretionary investments	$1,562.4	$1,727.2	$114.2	$3,403.8
Seed capital investments	—	225.4	856.2	1,081.6
Investments used to hedge the supplemental savings plan liability	—	500.0	—	500.0
Total cash and investments in T. Rowe Price products attributable to T. Rowe Price Group	1,562.4	2,452.6	970.4	4,985.4
Investment in UTI and other investments	—	278.7	—	278.7
Total cash and investments attributable to T. Rowe Price Group	1,562.4	2,731.3	970.4	5,264.1
Redeemable non-controlling interests	—	—	971.0	971.0
As reported on unaudited condensed consolidated balance sheet at March 31, 2020	$1,562.4	$2,731.3	$1,941.4	$6,235.1

* Net assets of consolidated T. Rowe Price investment products of $1,941.4 million at March 31, 2020, includes assets of $2,024.3 million less liabilities of
$82.9 million as reflected in the unaudited condensed consolidated balance sheet information table above.

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies.

The following schedules reconcile U.S. GAAP financial measures to non-GAAP financial measures for the three months ended March 31, 2020 and 2019 and December 31, 2019.

	Three months ended 3/31/2020
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(5)
U.S. GAAP Basis	$755.4	$707.2	$(500.3)	$40.3	$343.1	$1.41
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.2)	3.7	330.3	71.1	86.4	.36
Supplemental savings plan liability(2)	63.7	(63.7)	68.5	2.1	2.7	.01
Other non-operating income(3)	—	—	40.3	18.2	22.1	.09
Adjusted Non-GAAP Basis	$817.9	$647.2	$(61.2)	$131.7	$454.3	$1.87

	Three months ended 3/31/2019
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(5)
U.S. GAAP Basis	$794.8	$532.5	$202.8	$181.3	$512.6	$2.09
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.6)	3.1	(101.9)	(18.9)	(38.5)	(.16)
Supplemental savings plan liability(2)	(36.6)	36.6	(31.0)	1.8	3.8	.01
Other non-operating income(3)	—	—	(25.7)	(8.4)	(17.3)	(.07)
Adjusted Non-GAAP Basis	$756.6	$572.2	$44.2	$155.8	$460.6	$1.87

	Three months ended 12/31/2019
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(5)
U.S. GAAP Basis	$888.4	$580.3	$170.0	$156.4	$545.3	$2.24
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(3.6)	4.1	(96.6)	(12.0)	(31.9)	(.13)
Supplemental savings plan liability(2)	(21.3)	21.3	(23.1)	(.4)	(1.4)	(.01)
Other non-operating income(3)	—	—	(23.1)	(6.3)	(16.8)	(.07)
Adjusted Non-GAAP Basis	$863.5	$605.7	$27.2	$137.7	$495.2	$2.03

(1)
These non-GAAP adjustments remove the impact the consolidated T. Rowe Price investment products have on the firm's U.S. GAAP consolidated statements of income. Specifically, the firm adds back the operating expenses and subtracts the investment income of the consolidated T. Rowe Price investment products. The adjustment to operating expenses represents the operating expenses of the consolidated products, net of the elimination of related management and administrative fees. The adjustment to net income attributable to T. Rowe Price Group represents the net income of the consolidated products, net of redeemable non-controlling interests. Management believes the consolidated T. Rowe Price investment products may impact the reader’s ability to understand the firm's core operating results.

(2)
This non-GAAP adjustment removes the compensation expense impact from market valuation changes in the supplemental savings plan liability and the related net gains (losses) on investments designated as an economic hedge against the related liability. Amounts deferred under the supplemental savings plan are adjusted for appreciation (depreciation) of hypothetical investments chosen by participants. The firm uses T. Rowe Price investment products to economically hedge the exposure to these market movements. Management believes it is useful to offset the non-operating investment income (loss) realized on the hedges against the related compensation expense and remove the net impact to help the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(3)
This non-GAAP adjustment represents the other non-operating income (loss) and the net gains (losses) earned on the firm's non-consolidated investment portfolio that are not designated as economic hedges of the supplemental savings plan liability, and those non-consolidated investments that are not part of the cash and discretionary investment portfolio. Management retains the investment gains recognized on the non-consolidated cash and discretionary investments as these assets and related income (loss) are considered part of the firm's core operations. Management believes adjusting for these non-operating income (loss) items helps the reader’s ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of the portion of non-operating income (loss) removed when managing and evaluating the firm's performance.

(4)
The income tax impacts were calculated in order to achieve an overall year-to-date non-GAAP effective tax rate of 22.5% for 2020, 25.3% for Q1 2019, and 21.8% for Q4 2019. The firm estimates that its effective tax rate for the full-year 2020 on a non-GAAP basis will be in the range of 23.5% to 25.5%.

(5)
This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group divided by the weighted-average common shares outstanding assuming dilution. The calculation of adjusted net income allocated to common stockholders is as follows:

	Three months ended
	3/31/2020	3/31/2019	12/31/2019
Adjusted net income attributable to T. Rowe Price Group	$454.3	$460.6	$495.2
Less: adjusted net income allocated to outstanding restricted stock and stock unit holders	12.4	11.6	13.3
Adjusted net income allocated to common stockholders	$441.9	$449.0	$481.9